                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                OGDEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    676346109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Fir Tree Partners
                                535 Fifth Avenue
                                   31st Floor
                            New York, New York 10017
                            Tel. No.: (212) 599-0090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                             Eliot D. Raffkind, P.C.
                     Akin, Gump, Strauss, Hauer & Feld, LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4675
                                 (214) 969-2800

                                October 26, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 676346109                    13D


1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Fir Tree, Inc. d/b/a Fir Tree Partners

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF
         A GROUP*                                                      (a) [   ]
                                                                       (b) [   ]


3        SEC USE ONLY


4        SOURCE OF FUNDS*

         AF, WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         [   ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

      NUMBER OF             7       SOLE VOTING POWER                 2,777,100
       SHARES
    BENEFICIALLY            8       SHARED VOTING POWER               0
      OWNED BY
        EACH                9       SOLE DISPOSITIVE POWER            2,777,100
      REPORTING
     PERSON WITH            10      SHARED DISPOSITIVE POWER          0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,777,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES*                                     [   ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

14       TYPE OF REPORTING PERSON*

         CO, IN


*SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

         This Schedule 13D (the "Schedule 13D") is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, relating to shares of Common Stock of Ogden Corporation (the "Issuer").

         This Schedule 13D relates to shares of Common Stock of the Issuer (the "Common Stock") purchased by Fir Tree Partners for the account of (i) Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner, (ii) Fir Tree Institutional Value Fund, L.P. ("Fir Tree Institutional"), of which Mr. Tannenbaum is a member of the general partner, and
(iii) Fir Tree Value Partners LDC ("Fir Tree LDC"), of which Mr. Tannenbaum acts as investment advisor.

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:        Shares of Common Stock, par value
                                     $0.50 per share

         Issuer:  Ogden Corporation
                  Two Pennsylvania Plaza
                  New York, NY 10121
                  Tel. No. (212) 868-6100

ITEM 2.  IDENTITY AND BACKGROUND

         Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 535 Fifth Avenue, 31st Floor, New York, NY 10017. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 535 Fifth Avenue, 31st Floor, New York, NY 10017. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         As of November 5, 1999, Fir Tree Partners had invested (i) $18,716,140 in shares of Common Stock through Fir Tree Value Fund, (ii) $6,509,349 in shares of Common Stock through Fir Tree Institutional and (iii) $1,898,185 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer, other shareholders and/or third parties regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals that would result in or relate to any matters listed in subparagraphs (a) - (j) of Item 4 of the Special Instructions for Complying With
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of November 5, 1999, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 2,777,100 shares of Common Stock of the Issuer or 5.6% of the shares outstanding. The 2,777,100 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

         The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on November 5, 1999, is based on 49,218,532 outstanding shares of Common Stock as of June 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 1999.

         (b) Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

         (c) The transactions in the Issuer's securities by Fir Tree Partners during the last sixty days are listed as Annex A attached hereto and made apart hereof.

         (d)      Not Applicable.

         (e)      Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER

         Not Applicable.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

                                     ANNEX A

      Transaction                        Buy/                   Quantity                  Price per
         Date                            Sell                    (shares)                 Share ($)
      -----------                      ---------                ---------                 ---------
       10/6/99                            Buy                      54,000                    10.00
       10/7/99                            Buy                      37,500                    10.00
       10/7/99                            Buy                      20,000                     9.94
       10/7/99                            Buy                      24,800                     9.98
       10/8/99                            Buy                   1,627,300                    10.00
       10/11/99                           Buy                      20,000                    10.00
       10/11/99                           Buy                      32,100                     9.94
       10/12/99                           Buy                      70,000                     9.88
       10/12/99                           Buy                      20,000                     9.81
       10/13/99                           Buy                      75,000                     9.91
       10/13/99                           Buy                     300,000                     9.88
       10/14/99                           Buy                     125,000                     9.25
       10/25/99                           Buy                      30,000                     8.79
       10/26/99                           Buy                      28,600                     8.62
       10/26/99                           Buy                      12,500                     8.60
       10/27/99                           Buy                     139,400                     8.60
       10/27/99                           Buy                      20,000                     8.63
       10/28/99                           Buy                      40,000                     8.59
       10/28/99                           Buy                      23,800                     8.56
       10/29/99                           Buy                      57,100                     8.88
       11/01/99                           Buy                      20,000                     8.87
                                                               ----------
                                                                2,777,100
                                                               ==========

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 5, 1999



                                         Fir Tree, Inc. d/b/a/ Fir Tree Partners


                                         By: /S/JEFFREY TANNENBAUM
                                            ------------------------------------
                                            JEFFREY TANNENBAUM, President


                                         /S/JEFFREY TANNENBAUM
                                         ---------------------------------------
                                         JEFFREY TANNENBAUM, President